     As filed with the Securities and Exchange Commission on June 29, 1999
===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               -------------------
                                    Form 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____________ to _____________


                         Commission file number 33-41102

                          ----------------------------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                              Financial Statements

                           December 31, 1998 and 1997

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            SILICON VALLEY BANCSHARES

                                3003 TASMAN DRIVE
                       SANTA CLARA, CALIFORNIA 95054-1191





===============================================================================
                    This report contains a total of 15 pages.

                                TABLE OF CONTENTS

                                                                                                           PAGE
                                                                                                           ----
INDEPENDENT AUDITORS' REPORT                                                                                3

FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                                       4
             WITH FUND INFORMATION, DECEMBER 31, 1998 AND 1997

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                                             6
             WITH FUND INFORMATION, YEAR ENDED DECEMBER 31, 1998

NOTES TO FINANCIAL STATEMENTS                                                                               7

SIGNATURES                                                                                                 14

EXHIBITS                                                                                                   15


                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits with fund information of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ KPMG LLP

San Francisco, California
June 22, 1999

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

     Statements of Net Assets Available for Benefits with Fund Information

                           December 31, 1998 and 1997

December 31, 1998
                                                                            U.S.
                                Money      AIM       AIM                  Treasury  Lifepath   Lifepath  Lifepath  Lifepath
                               Market    Intl.  Constellation  S&P 500   Allocation   2000       2010      2020      2030
Assets                         Account   Equity     Fund     Stock Fund     Fund      Fund       Fund      Fund      Fund
------                         --------------------------------------------------------------------------------------------
 Investments, at fair value:
    Plan interest in Silicon
     Valley Bank Retirement
     Plans Master Trust        $339,878 $2,156  $3,181,804  $4,377,451  $1,477,427  $211,379   $731,088  $942,032  $641,256
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

     Total investments          339,878  2,156   3,181,804   4,377,451   1,477,427   211,379    731,088   942,032   641,256
                               -------- ------- ----------- ----------- ----------- ---------  --------- --------- --------

   Receivables:
    Participants'
      contributions                   -      -         403         235         276         3          2     1,499         3
    Employer's
      contributions                   -      -         200           5         221         -          -       800         -
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

     Total receivables                -      -         603         240         497         3          2     2,299         3
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

     Total assets               339,878  2,156   3,182,407   4,377,691   1,477,924   211,382    731,090   944,331   641,259
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

Liabilities

    Excess contributions
      payable                      (233)     -        (472)     (8,422)       (199)        -          -         -       (53)
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

      Net assets available
        for benefits           $339,645 $2,156  $3,181,935  $4,369,269  $1,477,725  $211,382   $731,090  $944,331  $641,206
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

December 31, 1998                                     U.S.    Silicon
                                            Davis    Gov't     Valley
                                 Lifepath New York   Money   Bancshares  Participant
                                   2040    Venture  Market     Common       Loan       1998
Assets                             Fund     Fund     Fund    Stock Fund    Account     Total
------                         ----------------------------------------------------------------
 Investments, at fair value:
    Plan interest in Silicon
     Valley Bank Retirement
     Plans Master Trust          $652,563  $21,082  $228,270  $15,309,335  $761,707 $28,877,428
                                 --------  -------  --------  -----------  -------- -----------

     Total investments            652,563   21,082   228,270   15,309,335   761,707  28,877,428
                                 --------  -------  --------  -----------  -------- -----------

   Receivables:
    Participants'
      contributions                     -        -         1          256         7       2,685
    Employer's
      contributions                     1        -         -           74         -       1,301
                                 --------  -------  --------  -----------  -------- -----------
     Total receivables                  1        -         1          330         7       3,986
                                 --------  -------  --------  -----------  -------- -----------
     Total assets                 652,564   21,082   228,271   15,309,665   761,714  28,881,414
                                 --------  -------  --------  -----------  -------- -----------

Liabilities

    Excess contributions
      payable                         (24)       -         -         (172)        -      (9,575)
                                 --------  -------  --------  -----------  -------- -----------

      Net assets available
        for benefits             $652,540  $21,082  $228,271  $15,309,493  $761,714 $28,871,839
                                 --------  -------  --------  -----------  -------- -----------
                                 --------  -------  --------  -----------  -------- -----------

   See accompanying notes to financial statements.

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

      Statements of Net Assets Available for Benefits with Fund Information

                           December 31, 1998 and 1997

December 31, 1997
                                                                            U.S.
                                Money      AIM       AIM                  Treasury  Lifepath   Lifepath  Lifepath
                               Market    Intl.  Constellation  S&P 500   Allocation   2000       2010      2020
Assets                         Account   Equity     Fund     Stock Fund     Fund      Fund       Fund      Fund
------                         ----------------------------------------------------------------------------------
   Investments, at fair value:

    Plan interest in Silicon
     Valley Bank Retirement
     Plans Master Trust         $21,856 $    -  $2,383,432  $3,147,287  $1,031,007  $163,417   $638,980  $656,094
                               -------- ------  ----------  ----------  ----------  --------   --------  --------

     Total investments           21,856      -   2,383,432   3,147,287   1,031,007   163,417    638,980   656,094
                               -------- ------  ----------  ----------  ----------  --------   --------  --------

   Receivables:
    Participants'
      contributions                   -      -      10,310         708       2,420       543      1,399     2,544
    Employer's
      contributions                   -      -       1,149         244         450        82        121       191
                               -------- ------  ----------  ----------  ----------  --------   --------  --------

     Total receivables                -      -      11,459         952       2,870       625      1,520     2,735
                               -------- ------  ----------  ----------  ----------  --------   --------  --------
     Total assets                21,856      -   2,394,891   3,148,239   1,033,877   164,042    640,500   658,829
                               -------- ------  ----------  ----------  ----------  --------   --------  --------

Liabilities

    Excess contributions
      payable                      (12)      -     (5,825)     (2,807)        (25)       (5)      (246)       (5)
                               -------- ------  ----------  ----------  ----------  --------   --------  --------

      Net assets available
        for benefits            $21,844 $    -  $2,389,066  $3,145,432  $1,033,852  $164,037   $640,254  $658,824
                               -------- ------  ----------  ----------  ----------  --------   --------  --------
                               -------- ------  ----------  ----------  ----------  --------   --------  --------

December 31, 1997                                               U.S.    Silicon
                                                      Davis    Gov't     Valley
                                 Lifepath  Lifepath New York   Money   Bancshares  Participant
                                   2030      2040    Venture  Market     Common       Loan       1997
Assets                             Fund      Fund     Fund     Fund    Stock Fund    Account     Total
------                         --------------------------------------------------------------------------
   Investments, at fair value:
    Plan interest in Silicon
     Valley Bank Retirement

     Plans Master Trust          $426,448  $425,122  $     -   $24,674  $25,720,849  $735,528 $35,374,694
                                 --------  --------  -------  --------  -----------  -------- -----------

     Total investments            426,448   425,122        -    24,674  25,720,849   735,528   35,374,694
                                 --------  --------  -------  --------  -----------  -------- -----------

   Receivables:
    Participants'
      contributions                 1,423     2,381        -       804        3,825         -      26,357
    Employer's
      contributions                   161       530        -       466    1,465,626         -   1,469,020
                                 --------  --------  -------  --------  -----------  -------- -----------
     Total receivables              1,584     2,911        -     1,270    1,469,451         -   1,495,377
                                 --------  --------  -------  --------  -----------  -------- -----------
     Total assets                 428,032   428,033        -    25,944   27,190,300   735,528  36,870,071
                                 --------  --------  -------  --------  -----------  -------- -----------

Liabilities

    Excess contributions
      payable                        (266)     (321)       -        (50)       (409)        -      (9,971)
                                 --------  --------  -------  --------  -----------  -------- -----------
      Net assets available
        for benefits             $427,766  $427,712  $     -   $25,894  $27,189,891  $735,528 $36,860,100
                                 --------  --------  -------  --------  -----------  -------- -----------
                                 --------  --------  -------  --------  -----------  -------- -----------

   See accompanying notes to financial statements.

          SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year Ended December 31, 1998

                                                                            U.S.
                                Money      AIM       AIM                  Treasury  Lifepath   Lifepath  Lifepath  Lifepath
                               Market    Intl.  Constellation  S&P 500   Allocation   2000       2010      2020      2030
                               Account   Equity     Fund     Stock Fund     Fund      Fund       Fund      Fund      Fund
                               --------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:

   Investment income:
    Plan interest in Silicon
     Valley Bank Retirement
      Plans Master Trust       $ 12,443 $  103  $ 492,695   $  915,945  $   64,977  $ 15,097   $ 79,538  $133,412  $104,315
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

  Total investment
   income/(loss)                 12,443    103     492,695     915,945      64,977    15,097     79,538   133,412   104,315
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

   Contributions:

    Employer                          -    353     105,573     141,797      28,759     6,387     13,009    21,901    17,532
    Participants                      -    607     455,342     616,618     106,745    21,450     52,969   106,862    70,224
    Rollovers                         -     -       80,698     113,341      13,407    23,072     14,966    22,953    11,772
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

    Total contributions              -     960     641,613     871,756     148,911    50,909     80,944   151,716    99,528
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

    Total additions              12,443  1,063   1,134,308   1,787,701     213,888    66,006    160,482   285,128   203,843
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

Deductions from net assets
attributed to:

   Benefits paid to
    participants                    463      -     162,414     423,730     111,202     1,847        850    48,906    11,864
   Loan fees and other                7      -       1,457       1,732         792        82        177       296       246
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------
    Total deductions                470      -     163,871     425,462     111,994     1,929      1,027    49,202    12,110
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

Net increase (decrease)
  prior to interfund transfers   11,973  1,063     970,437   1,362,239     101,894    64,077    159,455   235,926   191,733

Interfund transfers             305,828  1,093    (177,568)   (138,402)    341,979   (16,732)   (68,619)   49,581    21,707
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------

Net increase (decrease)         317,801  2,156     792,869   1,223,837     443,873    47,345     90,836   285,507   213,440
Net assets available
  for benefits:

   Beginning of year             21,844      -   2,389,066   3,145,432   1,033,852   164,037    640,254   658,824   427,766
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------
   End of year                 $339,645 $2,156  $3,181,935  $4,369,269  $1,477,725  $211,382   $731,090  $944,331  $641,206
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------
                               -------- ------  ----------  ----------  ----------  --------   --------  --------  --------


                                           Davis    Gov't     Valley
                                Lifepath New York   Money   Bancshares  Participant
                                  2040    Venture  Market     Common       Loan         1998
                                  Fund     Fund     Fund    Stock Fund    Account       Total
                              ------------------------------------------------------------------
Additions to net assets
  attributed to:

   Investment income:
    Plan interest in Silicon
     Valley Bank Retirement
      Plans Master Trust        $124,634  $ 3,636  $  6,643  $(9,456,534) $ 71,062   $(7,432,034)
                                --------  -------  --------  -----------  --------   -----------

  Total investment
   income/(loss)                 124,634    3,636     6,643   (9,456,534)   71,062    (7,432,034)
                                --------  -------  --------  -----------  --------   -----------

   Contributions:

    Employer                      29,062      159    24,838       50,370         -       439,740
    Participants                 113,359    1,312    62,230      186,757         7     1,794,482
    Rollovers                     19,248        -    32,347       38,755         -       370,559
                                --------  -------  --------  -----------  --------   -----------

    Total contributions          161,669    1,471   119,415      275,882         7     2,604,781
                                --------  -------  --------  -----------  --------   -----------

    Total additions              286,303    5,107   126,058   (9,180,652)   71,069    (4,827,253)
                                --------  -------  --------  -----------  --------   -----------

Deductions from net assets
attributed to:

   Benefits paid to
    participant                   62,444        -    15,353    2,253,912    61,271     3,154,256
   Loan fees and other               321        -        91        1,551         -         6,752
                                --------  -------  --------  -----------  --------   -----------
    Total deductions              62,765        -    15,444    2,255,463    61,271     3,161,008
                                --------  -------  --------  -----------  --------   -----------

Net increase (decrease)
  prior to interfund transfers   223,538    5,107   110,614  (11,436,115)    9,798    (7,988,261)

Interfund transfers                1,290   15,975    91,763     (444,283)   16,388             -
                                --------  -------  --------  -----------  --------   -----------

Net increase (decrease)          224,828   21,082   202,377  (11,880,398)   26,186    (7,988,261)
Net assets available
  for benefits:

   Beginning of year             427,712        -    25,894   27,189,891   735,528    36,860,100
                                --------  -------  --------  -----------  --------   -----------
   End of year                  $652,540  $21,082  $228,271  $15,309,493  $761,714   $28,871,839
                                --------  -------  --------  -----------  --------   -----------
                                --------  -------  --------  -----------  --------   -----------

   See accompanying notes to financial statements.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


(1)      DESCRIPTION OF PLAN

         The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      GENERAL

         The Plan is a defined contribution plan established by Silicon Valley Bank (the "Company") on January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan. The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Assets of the Plan are included in the Silicon Valley Bank Retirement Plans Master Trust (the "Master Trust") with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the "MPP"). The assets of the Master Trust are held by Merrill Lynch Trust Company ("Merrill Lynch").

         (b)      ADMINISTRATION OF PLAN

         The Company is the sponsor and administrator of the Plan. Management and administration of the Plan is the responsibility of a committee appointed by the Company. The Company has contracted with Merrill Lynch to act as the trustee, custodian and recordkeeper of the Plan.

         (c)      ELIGIBILITY

         All eligible employees become Plan participants on the first day of the calendar quarter after the date the participant attains age 18 and completes one hour of service as an employee of the Company.

         (d)      CONTRIBUTIONS

         Participants are allowed to contribute up to 7% of their pre-tax compensation as defined in the Plan, up to the maximum amount allowable under federal income tax regulations ($10,000 for 1998). Upon approval by the Plan administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

         The Company may, at its discretion, make matching 401(k) contributions as defined in the Plan. The Company may match up to 100% of each participant's contributions up to a maximum of $1,000 per year.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


         Discretionary ESOP contributions made by the Company to the Plan are allocated among the Plan participants based upon each eligible participant's cash compensation excluding incentive pay and excluding IRC Section 401(k) and Section 125 deferrals (collectively "Pay"). Discretionary ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay. In 1998 and 1997, discretionary ESOP contributions of 0% and 10%, respectively, were made for all participants employed by the Company on the last day of each year.

         (e)      PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and
         (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         (f)      VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(k) matching and discretionary ESOP contributions is based on years of service, as defined in the Plan, in accordance with the following schedule:

                                Years of                                     Vested
                                 Service                                   Percentage
                                 -------                                   ----------
                               Less than 1                                      0%
                            1 but less than 2                                  20%
                            2 but less than 3                                  40%
                            3 but less than 4                                  60%
                            4 but less than 5                                  80%
                                5 or more                                     100%

         In addition, a participant's account becomes fully vested upon attaining normal retirement age while employed by the Company, upon termination by the Company due to a reduction in force, upon death or disability, or upon a covered termination as defined in the Plan.

         (g)      FORFEITED ACCOUNTS

         Forfeited balances of terminated participants' nonvested accounts are used first to restore previously forfeited amounts of rehired participants' accounts and are then used to reduce future Company contributions to the Plan. Forfeited nonvested accounts totaled $445,115 and $337,942 for the years ended December 31, 1998 and 1997, respectively. During 1998 and 1997, Company contributions to the Plan were reduced by $77,625 and $538,912, respectively, due to forfeitures from nonvested accounts. The remaining forfeiture balance at December 31, 1998 of $339,645, which is included in the money market account, will be used to restore previously forfeited amounts or to reduce future Company contributions to the Plan.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


         (h)      INVESTMENT OPTIONS

         Participants may direct the investment of their Plan assets in any of the Plan's investment options, except for the ESOP. ESOP contributions are directed by the Plan administrator. Investment options provide varying degrees of risk and return. The fund options at December 31, 1998 and 1997 were:

         1. U.S. Treasury Allocation Fund - Funds are invested in U.S. Treasury bonds and notes, money market securities and U.S. Treasury bills. The fund is managed by Barclays Global Investors.

         2. AIM International Equity Fund - Funds are invested in a diversified portfolio of international equity securities. The fund became available to participants on October 1, 1998 and is managed by AIM Equity Funds, Inc.

         3. AIM Constellation Fund - Funds are invested primarily in the stocks of small and medium-size companies. The fund is managed by AIM Equity Funds, Inc.

         4. S&P 500 Stock Fund - Funds are invested in the stocks of a broad array of established U.S. companies, seeking to approximate, as closely as practicable, the capitalization-weighted total rate of return of the Standard & Poors 500 Index. The fund is managed by Barclays Global Investors.

         5. LifePath Series Funds (5) - Each LifePath fund contains a target year, referring to the year when investors plan to either retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time as the target year approaches. The funds invest in domestic and international stocks, bonds and money market securities. The funds are managed by Barclays Global Investors.

         6. Davis New York Venture Fund - Funds are invested primarily in securities targeted for growth of capital. The fund became available to participants on October 1, 1998 and is managed by Davis New York Venture Fund, Inc.

         7. U.S. Government Money Market Fund - Funds are invested primarily in short-term U.S. Treasury and U.S. government agency securities with maturities of less than three months. The fund is managed by Barclays Global Investors.

         8. Silicon Valley Bancshares Common Stock Fund - Funds are invested primarily in common stock of Silicon Valley Bancshares. The fund is managed by Merrill Lynch.

         Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available for each participant to direct. A participant's investment options and percentage increments for the Plan are the same as the participant's investment options and percentage increments as directed by that participant under the MPP Plan. Earnings or losses on these investments are applied to participants' accounts as of the end of each day. Effective May 1, 1998, participants may change their investment elections under the Plan and the MPP Plan at any time.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


         All ESOP contributions are invested in the Silicon Valley Bancshares Common Stock Fund. When a participant reaches age 55, they may direct the investment of the balance in their ESOP account.

         As of December 31, 1998 and 1997, the Plan owned 898,919 and 966,750 equivalent shares of Silicon Valley Bancshares common stock with a cost basis of $9,799,129 and $9,946,542 and a fair market value of $15,309,493 and $27,189,891, respectively.

         The following table provides information on participant-directed and non-participant-directed activity in 1998 for the Silicon Valley Bancshares Common Stock Fund:

                                                 Participant          Non-Participant
                                                  Directed               Directed                     Total
                                                  --------               --------                     -----
        Balance at January 1, 1998                $1,091,466             $26,098,425               $27,189,891
        Net depreciation in
          fair value of investments                 (442,981)             (9,013,553)               (9,456,534)
        Employer contributions                        50,370                       -                    50,370
        Participant contributions                    186,757                       -                   186,757
        Rollovers                                     38,755                       -                    38,755
        Benefits paid to participants                (83,521)             (2,170,391)               (2,253,912)
        Loan fees and other expenses                    (663)                   (888)                   (1,551)
        Interfund transfers                         (646,827)                202,544                  (444,283)
                                                  ----------             -----------               -----------

        Balance at December 31, 1998              $  193,356             $15,116,137               $15,309,493
                                                  ----------             -----------               -----------
                                                  ----------             -----------               -----------

         (i)      PARTICIPANT LOANS

         Participants may borrow from the total of their Plan contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's total vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate, plus 1%. Interest rates for loans outstanding at December 31, 1998 and 1997 range from 8.75% to 10% and from 9.25% to 10%, for each year respectively. Principal and interest are paid ratably through semi-monthly payroll deductions.

         (j)      PAYMENT OF BENEFITS

         On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in their account, distributions in annual installments or in the form of an annuity, or may leave their assets in the Plan until the participant elects a form of distribution. If the account balance is $5,000 or less, distribution payment is a single lump sum upon termination.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


(2)      SUMMARY OF ACCOUNTING POLICIES

         The accounting and reporting policies of the Plan conform with generally accepted accounting principles.

         (a)      BASIS OF FINANCIAL STATEMENT PRESENTATION

         The financial statements of the Plan are prepared using the accrual method of accounting.

         (b)      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         (c)      ADMINISTRATIVE EXPENSES

         Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan. Substantially all of the Plan's expenses were paid by the Company.

         (d) INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. The Plan's interest in the Master Trust is valued at quoted market prices of the underlying mutual funds, shares of collective investment funds and money market funds, which represent the net asset value of shares held in the funds at year end. The Silicon Valley Bancshares Common Stock Fund is valued based on its quoted market price. Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis.

         (e)      PAYMENTS OF BENEFITS

         Benefits are recorded when paid.

(3)      INTEREST IN MASTER TRUST

         The Plan's investments are included in the Master Trust, which was established for the investment of the assets of both the Plan and the MPP Plan. Each of the above-mentioned plans has an interest in certain investment portfolios within the Master Trust. The assets of the Master Trust are held by Merrill Lynch. At December 31, 1998 and 1997, the Plan's interest in the assets of the Master Trust constituted approximately 86% and 92%, respectively, of the total assets. Each plan's assets, earnings (including realized and unrealized gains and losses on investments), and disbursements are allocated to the funds based on each individual plan's total for the above-allocated categories (e.g., total assets, total earnings and total disbursements) as a percentage of the Master Trust's total for the above-allocated categories. This allocation excludes transactions

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


         related to the ESOP and participant loan transactions, which are separately accounted for under the Plan, and contributions to each plan, which are identifiable by fund.

         The Master Trust had the following investments at December 31, 1998 and 1997:

         Investments, at fair value:                                    12/31/98                     12/31/97
                                                                      -------------               -------------
                Money Market Account                                  $     339,977               $      29,346
                AIM International Equity Fund                                 3,537                           -
                AIM Constellation Fund                                    4,402,528                   3,281,838
                S&P 500 Stock Fund                                        5,936,526                   4,173,110
                U.S. Treasury Allocation Fund                             1,926,715                   1,331,840
                Lifepath 2000 Fund                                          272,782                     205,139
                Lifepath 2010 Fund                                          877,902                     753,488
                Lifepath 2020 Fund                                        1,250,094                     867,698
                Lifepath 2030 Fund                                          866,415                     560,975
                Lifepath 2040 Fund                                          916,177                     582,274
                Davis New York Venture Fund                                  47,623                           -
                U.S. Government Money Market Fund                           374,915                      50,138
                Silicon Valley Bancshares Common Stock Fund              15,599,414                  26,056,102
                Participant Loan Account                                    761,707                     735,528
                                                                      -------------               -------------
                Total Assets                                          $  33,576,312               $  38,627,476
                                                                      -------------               -------------
                                                                      -------------               -------------

        Investment income for the Master Trust for the year ended December 31, 1998 is as follows:

                                                                      Net appreciation/
                                                                       (depreciation)
                                                                      in fair value of               Interest and
                                                                         investments                   dividends
                                                                      ------------------             ------------
                Money Market Account                                      $         -                   $ 13,924
                AIM International Equity Fund                                      96                         42
                AIM Constellation Fund                                        552,497                    106,288
                S&P 500 Stock Fund                                          1,224,963                          -
                U.S. Treasury Allocation Fund                                  86,612                          -
                Lifepath 2000 Fund                                             20,226                          -
                Lifepath 2010 Fund                                            105,909                          -
                Lifepath 2020 Fund                                            177,900                          -
                Lifepath 2030 Fund                                            138,883                          -
                Lifepath 2040 Fund                                            167,339                          -
                Davis New York Venture Fund                                     3,836                      1,021
                U.S. Government Money Market Fund                                   -                     10,507
                Silicon Valley Bancshares Common Stock Fund                (9,600,695)                         -
                Participant Loan Account                                            -                     71,062
                                                                          -----------                   --------
                Total Investment Income (Loss)                            $(7,122,434)                  $202,844
                                                                          -----------                   --------
                                                                          -----------                   --------

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


(4)      RELATED PARTY TRANSACTIONS

         The Company is the Plan administrator, as defined in the Plan, and therefore, all Silicon Valley Bancshares common stock transactions involving the Plan qualify as exempt party-in-interest transactions. Investments are managed by Merrill Lynch. Merrill Lynch is the current Plan trustee and custodian, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(5)      STOCK SPLIT

         On May 1, 1998 the Company's Board of Directors declared a two-for-one stock split. The stock split has been reflected retroactively in the Plan's financial statements. References as to December 31, 1997 common shares in Note 1 reflect the stock split retroactively.

(6)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their Company 401(k) match and ESOP accounts.

(7)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company, by a letter dated March 5, 1997, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The Plan has been further amended since receiving the determination letter to allow for a participant's account to become fully vested upon a covered termination, as defined in the Plan. The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

                         SILICON VALLEY BANK 401(k) AND
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SILICON VALLEY BANCSHARES

Date:  June 29, 1999                    /s/ Christopher T. Lutes
                                        --------------------------------------
                                        Christopher T. Lutes
                                        Executive Vice President and
                                        Chief Financial Officer